FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 22 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: State Aid approval dated 22 September 2004


                               British Energy plc


        STATE AID TO BRITISH ENERGY APPROVED BY THE EUROPEAN COMMISSION

British Energy welcomes the decision by the European Commission to approve the Government's state aid to the Company in connection with its restructuring, subject to compensatory measures.

Adrian Montague, Chairman of British Energy said:

"The approval by the European Commission is a major step forward in the Group's financial restructuring."

"The compensatory measures are stringent but workable, and the decision allows us to continue with our core objective of rebuilding the Company, operationally and financially. Our focus remains on improving the performance and reliability of our nuclear power stations and improving our energy trading and risk management capability."

"I would like to place on record my thanks to Ministers and Officials at the Department of Trade & Industry, for their enormous efforts in liasing with the European Commission and for their valuable support."

"Our  priority  is  to  ensure  that  we  complete  the  remaining   hurdles  to
successfully deliver the Restructuring. We have taken a major step forward but many significant uncertainties still remain."


The Company agreed to implement the proposed restructuring in October 2003 and although a number of important conditions and significant uncertainties remain, the Company will continue its efforts to implement the proposed restructuring in accordance with these agreements. Furthermore if for any reason the proposed restructuring cannot be implemented the Board may need to commence insolvency proceedings. If insolvency proceedings are commenced, distributions (if any) to unsecured creditors may represent only a small fraction of their unsecured claims and it is highly unlikely there would be any return for shareholders.


                                      ENDS


For further information please contact:

John Searles                      01355 262 202              Investor Relations
Andrew Dowler                     020 7831 3113              Media enquiries
www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 22 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations